MOTHER LODE GOLD MINES CONSOLIDATED	1312 Concannon Boulevard
Phone (925) 606-5939 ? Fax (925) 606-5426	Livermore, CA 94550



October 27, 2006

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-0405

RE: Form 10- KSB for the Fiscal Year Ended December 31, 2004

Dear Sirs:

In accordance with your letter of February 21, 2006 responses to the several items regarding our Form 10KSB for the period ending December 31, 2004, are given herein:

General

1. Our letter of response to your letter of September 8, 2005, was filed on March 2, 2006.

2. The first three quarterly Form 10-QSB reports for the fiscal year 2005 were filed on June 27, 2006. The
December 2005 Form10-KSB report was filed on October 6, 2006 and a Form 10-KSB/A (reflecting format changes to meet EDGAR requirements) was filed on October 23, 2006.

Selected Financial Data, Page 6

3. The amended Form 10KSB/A for December 31, 2004, filed on October 3, 2006, reflects these corrections.

Controls and Procedures, Page 6

4. A response to Item 8A has been incorporated in the amended December 31, 2004 Form 10KSB/A. The response is repeated here:

ITEM 8A. CONTROLS AND PROCEDURES - The Company, on February 11, 2004, adopted the following:

1. Code of Ethical Conduct of Mother Lode Gold Mines Consolidated.
2. Charter of the Audit Committee of the Board of Directors of Mother Lode Gold Mines
Consolidated.
These documents are included with the March 31, 2004 Form 10QSB.

Item 307, Regulation S-B: The Company's disclosure controls and procedures meet the need of the Company. The Company is inactive and hence receives no operating income. Less than $500.00 per year is received by the Company for stock transfers (the Company acts as its own transfer agent) Expenditures are limited to bank fees and State of California imposed minimum income tax and an annual fee for reporting to the Secretary of State.

Item 308, Regulation S-B: Items (1) thru (3) are complied with under the Company's
Charter of the Audit Committee. Item (4) will be addressed when the audit is completed.

Financial Statements

5. The Company appreciates the necessity of completing the necessary audit requirements by an independent accountant and is working diligently toward that objective. The Company has identified accounting firms and will interview candidates during the fourth quarter, 2006. Concurrent with this activity is the updating of the shareholder's list, as a necessary part of the intended audit. The Company has found, due to the time since the last shareholder's meeting, it is taking longer than previously anticipated to update the shareholders list.

One of the Company's principal holdings, Pacific FarEast Minerals, Inc., activities are entirely located in the
People's Republic of China under a 100% owned subsidiary, ChengDe Great Wall Mineral Company, Ltd. An audit of the ChengDe Company was completed on June 21, 2006 by a registered
 Chinese auditor. This audit report was
filed in a Form 8-K filing by the Company on September 22, 2006.

Balance Sheets, Page 13

6. The asset holdings of Amador United Gold Mines, an investee company of MLGM, consist of 266,000 shares of Sutter Gold Mining, Inc. (SGM-T) and 208.5 acres of mineral rights to the former
 Argonaut mine in Jackson,
Amador County, California. The Argonaut is one of California's largest former gold producers, closed under World
War II order L-208.

7. Mother Lode Gold Mines Consolidated was formed in 1974 to "engage primarily in the business of mining". Two properties were identified and systematic exploration programs were completed in
April 1981 and February 1982.
On January 29, 1981, the Calaveras County Planning Commission granted the Company a Use Permit for an open pit gold mine on the Royal Mountain King Mine at Copperopolis, California. Hence, the intent of the Company was satisfied and the Company ceased to be a "development stage"company as defined in paragraphs 8 and 9 of SFAS No. 7.

Beginning on March 24, 1986, The Company was a joint venture partner with Meridian Minerals for gold mining and production at Copperopolis, California. Mining and production commenced on February 23, 1989 and ceased on May 31, 1994, having exhausted the economically recoverable minerals. The Company, under the laws of the State of California, has been an inactive gold mining company since 1997. The Company has no exploration or mining activities since that date.

MLGM continues to hold a 24.18% equity investment in Pacific FarEast Minerals, Inc. and a 48.5% equity investment in Amador United Gold Mines. Each of these companies conducts business as an independent
company under their own name..

Amador United Gold Mines, an investee company, entered into a Joint Venture Agreement with U. S. Energy
Company, a Wyoming corporation, in January 1987 relating to property located near Sutter Creek, Amador County.
In April; 1997, Amador converted its interest in the Joint
Venture Agreement for
common stock in Sutter Gold
Mining Company, a subsidiary of U. S. Energy. Sutter
Gold Mining Company, in
a reverse merger with Globemin, a
Canadian corporation, became Sutter Gold Mining, Inc.
 AUGM, under the laws
of the State of California, has been
an inactive gold mining company since 1997.

Pacific FarEast Minerals, Inc., an investee company, was incorporated on
 July 25, 1996 to engage in the
exploration, development, and when economically feasible, the production of minerals in the Pacific Far East region.
PFEM now has an active exploration and development project underway in
 Weichang, Hebei Province, the
People's Republic of China. The operations of PFEM in China are performed under a 100% owned subsidiary,
ChengDe Great Walls Mineral Company, Ltd. PFEM has no other activity.

8. This issue of "restated" is properly reflected in Notes to Financial Statements of the amended Form 10KSB/A for the period ending December 31, 2004.

9. The preferred shares are those that have been issued as deferred compensation and are reported in that section.
The preferred shares have not been registered and therefore can not be traded in a public market. The granting of the deferred compensation stock option further precludes the holder of the option from trading the preferred shares in a private market.

Consolidated Statements of Cash Flow, Page 14

10. The appropriate revisions have been made in the filing of an amended Form 10KSB for the period ending
December 31, 2004.

Note 2 - Description of Subsidiaries, Page 16

11. The appropriate revisions have been made in the filing of an amended Form 10KSB for the period ending
December 31, 2004. MLGM no longer considers Amador United Gold Mines and Pacific FarEast Minerals, Inc. as subsidiary companies as the percent ownership is less than 50% for each company. Accordingly, for each company, the equity method is used.

Note 4 - Stock Option Plans

12. The Deferred Compensation plan was instituted in 1989 because
 MLGM was unable to make cash payments
for services rendered to MLGM. The mechanism was to issue Options for Series A Preferred stock with a par value of $10.00 per share. If an option conversion were exercised, the conversion would be to common stock of the Company. Each option had a maximum term of ten years, and a set monthly conversion ratio over the term.
Each option was issued in the form of a letter to the Optionee, dated at the time the option was granted. The first options were granted on June 30, 1989 and the last options were granted on June 30, 1998. Since then, options have either expired or been exercised by the individual Optionees, prior to expiration, on the tenth anniversary. As of the date of this letter, the activity of the Series A Preferred shares is summarized:

Series A shares authorized	350,000

Options granted	331,073
Options expired	(3,046)
Options exercised	(295,626}

Options outstanding	32,401

13. The 1995 Director's Stock Option Plan and the 1995 Stock Option Plan stock option plans were instituted to provide an incentive to directors, officers and certain employees because cash payments could not be made. The options carried a strike price and a time limitation. Since inception of the two stock option plans, the strike price has never been less than the trading price for the common stock of the Company. Exercise of the options was entirely at the discretion of the option holder, and none have been exercised.

As of June 2005, all stock option plans of MLGM had expired, though 100,000 options, priced at $2.00 per share remain active until April 21, 2007.

I may be contacted at 510-326-2420 and Mr. Kevin J. Keen may be contacted at 415-986-9900.


Sincerely,


o/s Byron S. James
Byron S. James,
CFO/Secretary

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